Exhibit 99.1

NEWS RELEASE

New Gold Announces 2010 First Quarter Results with Increases in Gold Sales, Earnings and Cash Flow

(All figures are in US dollars unless otherwise indicated)

May 6, 2010 – New Gold Inc. (“New Gold”) (TSX and NYSE AMEX:NGD) today announces financial and operational results for the first quarter of 2010. The company had a strong operational quarter with gold sales of 80,020 ounces at a total cash cost(1) of $472 per ounce, net of by-product sales, resulting in $36.6 million of earnings from mine operations. New Gold is also pleased to reiterate its 2010 full year guidance of 330,000 to 360,000 ounces of gold production at total cash cost(1) of $445 to $465 per ounce sold, net of by-product sales.

First Quarter Highlights

Results presented below are for the period of ownership for the Mesquite Mine (June 1, 2009).

●	Gold sales increased by 44% to 80,020 ounces from 55,397 ounces in the same period in 2009

●	Total cash cost(1) decreased 8% to $472 per ounce sold, net of by-product sales, from $513 per ounce sold in the same period in 2009

●	Earnings from mine operations increased by 202% to $36.6 million from $12.1 million in the same period in 2009

●	Net earnings from continuing operations increased to $17.2 million from $12.1 million in the same period in 2009

●	Cash flow from operations increased to $20.0 million from cash flow used by operations of $2.7 million in the same period in 2009

●	Cash balance increased by $72.2 million from year-end 2009 to $343.7 million at March 31, 2010

“With continued strong operational results and a significantly improved balance sheet, the first quarter proved to be an outstanding start to 2010 for New Gold,” stated Randall Oliphant, Executive Chairman. “Through the rest of 2010 and going forward, we will continue our focus on delivering increased production at lower costs and will strive to further increase the value of our portfolio of operating and development assets.”

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First Quarter Consolidated Financial Results

Consolidated revenue for the first quarter of 2010 was $101.6 million compared to $44.3 million for the same period in 2009. Revenue increased in 2010 as a result of additional gold sales from the Mesquite mine after the business combination with Western Goldfields Inc. as well as higher average realized gold prices in 2010.

Earnings from mine operations for the first quarter of 2010 were $36.6 million compared to $12.1 million for the same period in 2009. The increase in earnings from mine operations in 2010 was driven by increased gold sales, higher average realized gold prices and lower total cash cost(1) during the quarter.

Net earnings from continuing operations for the first quarter of 2010 were $17.2 million or $0.04 per share compared to net earnings of $12.1 million or $0.06 per share for the same period in 2009. The first quarter 2010 net earnings included a pre-tax gain of $3.9 million related to the sale of Asset Backed Notes which was offset by a pre-tax $4.8 million foreign exchange translation loss. Comparatively, the first quarter of 2009 net earnings included a pre-tax gain of $14.2 million related to the redemption of long-term debt which was partially offset by a pre-tax $2.0 million foreign exchange translation loss.

Cash flow from operations for the first quarter of 2010 was $20.0 million compared to cash flow used by operations of $2.7 million for the same period in 2009. The significant increase in quarterly cash flow is a direct result of the company’s strong operating performance during the quarter.

New Gold’s cash balance at the end of the quarter was $343.7 million representing a significant increase over the year-end 2009 cash balance of $271.5 million, including restricted cash. In addition, subsequent to quarter end, the company closed the sale of Amapari and as part of the consideration received $37 million in cash. During the quarter, New Gold fully pre-paid the remaining $27.2 million of the Mesquite term loan facility, leaving the company with $217.7 million in debt, which is due in 2014 and 2017.

First Quarter Operational Review

All three of New Gold’s operating mines had strong operating quarters, with Mesquite and Peak producing gold at targeted rates at lower than forecasted costs. Despite the delay in receiving the explosives permit, Cerro San Pedro successfully optimized the processing of ore on the leach pad and maximized the gold production and related earnings contribution from the mine. New Afton also continued its strong progress with a fifth straight quarter of increased underground advance.

“We continue to be very proud of our operational teams at each of the sites,” stated Robert Gallagher, President and Chief Executive Officer. “With the continued progress of Mesquite, the flexibility of Cerro San Pedro, the year-over-year consistency of Peak and the exciting future of New Afton and El Morro we are very pleased with the outlook of our properties.”

Historical results presented below include gold production, sales and total cash cost(1) for the first quarter of 2009 which reflects a period prior to the acquisition of the Mesquite Mine (June 1, 2009).

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Mesquite Mine Showing Continued Improvement

Gold sales in the first quarter at Mesquite increased by 51% to 49,502 ounces from 32,715 ounces sold in the first quarter 2009. The increase in gold sales, combined with a 4% decrease in total cash cost(1) per ounce sold to $550 from $573 in the first quarter of 2009, resulted in a significant increase in earnings from mine operations at Mesquite during the quarter. With these improved operating results and higher realized gold prices, earnings from mine operations in the first quarter were $17.4 million compared to $7.1 million in the same period in 2009.

The increased gold sales and production at Mesquite during the first quarter were primarily driven by mining at reserve grade when compared to the lower grade ore mined in the first quarter of 2009 as well as continued improvement in gold recoveries. Total cash cost(1) benefitted from higher gold sales in the quarter and were partially offset by higher consumable and labour costs when compared to the first quarter of 2009.

The Mesquite Mine is forecast to produce 145,000 to 155,000 ounces of gold in 2010 at total cash cost(1) of $540 to $560 per ounce sold.

Cerro San Pedro Mine Back Up and Running

As a result of a previously disclosed legal challenge that was subsequently dismissed in mid-March, the renewal of the Mine’s explosives permit was delayed until March 18, 2010. Despite limited ore delivery in the first quarter, the team focused on optimizing the processing of heap leach ore to maximize the production of gold and silver during the quarter.

Gold and silver sales in the first quarter at Cerro San Pedro were 13,124 and 193,506 ounces, respectively, compared to 18,314 and 372,219 ounces in the same period in 2009. The decline in sales of both gold and silver was directly attributable to limited delivery of ore to the leach pad. As a result of the fixed portion of operating costs at Cerro San Pedro being attributed to fewer gold ounces sold as well as lower by-product credits resulting from lower silver sales during the quarter, the total cash cost(1) per ounce of gold sold, net of by-product sales, for the first quarter was $622 compared to $551 in the first quarter of 2009. Despite the permitting delay, Cerro San Pedro’s earnings from mine operations during the first quarter increased to $3.2 million from $2.6 million in the same period in 2009.

The company continues to work with federal and local levels of government in Mexico to resolve the ongoing legal challenges at Cerro San Pedro.

Since the receipt of the explosives permit the mine has been fully operational and the forecast for Cerro San Pedro remains unchanged with expected production of 95,000 to 105,000 ounces of gold and 1.4 to 1.6 million ounces of silver in 2010. Total cash cost(1) is forecast to be $390 to $410 per ounce sold, net of by-product sales. The full year total cash cost(1) assumption is based on a by-product silver price of $15 per ounce.

Peak Mines Makes Strong Earnings Contribution

Gold and copper sales in the first quarter at Peak Mines were 17,393 ounces and 4.1 million pounds, respectively, compared to 20,856 ounces and 2.8 million pounds sold in the first quarter of 2009. Total cash cost(1) per ounce of gold sold, net of by-product sales, for the first quarter was $136 compared to $337 in the first quarter of 2009. The combination of steady gold production, a higher realized gold price and lower total cash cost(1) resulted in first quarter 2010 earnings from mine operations increasing by 68% to $16.0 million from $9.5 million in the same period in 2009.

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The decrease in gold sales was a result of timing of concentrate shipments while the increase in copper sales was attributable to higher copper grades and recoveries. The decrease in total cash cost(1) is due to higher by-product sales resulting from increased copper volumes and higher average copper prices during the first quarter of 2010 compared to 2009. The first quarter cash cost further benefited from copper sales of 4.1 million pounds being netted against 17,393 ounces of gold sales. As gold sales are expected to increase in subsequent quarters of 2010, with copper sales remaining consistent, the relative by-product benefit should be lower than that recorded in the first quarter. These cost reductions were partially offset by an increase in the Australian dollar exchange rate when compared to the first quarter of 2009.

Peak Mines remains on target to produce 90,000 to 100,000 ounces of gold and 15 to 17 million pounds of copper in 2010. Total cash cost(1) is forecast to be $360 to $380 per ounce sold, net of by-product sales. The full year total cash cost(1) assumption is based on a by-product copper price of $2.75 per pound.

New Afton Increases Advance Rate

New Gold's primary development project continued on schedule during the first quarter and is expected to commence production in the second half of 2012. The project will be an underground mine and concentrator which will produce an annual estimated average of 85,000 ounces of gold, and 75 million pounds of copper.

During the first quarter of 2010, the New Afton underground development crews continued their track record of continuous improvement advancing development 742 metres. This marks the fifth consecutive quarter of increased development and a significant improvement over the 195 metres of advance completed in the first quarter of 2009. Capital expenditures during the quarter were $15.9 million, including $5.1 million of capitalized interest, compared to $18.2 million in the same period in 2009.

As previously disclosed, due to the company’s increased financial flexibility, $50 million of surface construction related capital has been moved into 2010 that was previously budgeted for 2011 and 2012. This will help more evenly spread the surface construction over the coming years helping to further optimize the development of New Afton which remains on time and on budget. Total capital expenditures for 2010 at New Afton are projected to be $133.5 million, including $21.5 million of capitalized interest.

The company looks forward to production commencing in just over two years, as New Afton is expected to contribute significantly to New Gold’s current portfolio of operating assets. As a low-cost operation, New Afton should meaningfully expand the company’s operating margin and cash flow generation. At current commodity prices, the mine is expected to double the company’s cash flow.

El Morro Project Update

New Gold’s 70% joint venture partner on the El Morro Project, Goldcorp Inc., continues to work through the permit review process for the project with a target to begin construction in early 2011. A project team has been assembled to advance exploration and development at the site during 2010 and plans to further optimize the existing feasibility study are underway. Goldcorp Inc. has stated that exploration expenditures at El Morro during 2010 are estimated to be approximately $10 million.

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First Quarter Production and Total Cash Cost(1) Overview

Results presented below are for the period of ownership for the Mesquite Mine (June 1, 2009).

	Q1 2010	Q1 2009
Production
Mesquite Gold (ounces)	44,034	-
Cerro San Pedro
Gold (ounces)	12,938	20,583
Silver (ounces)	206,700	427,439
Peak Mines
Gold (ounces)	20,243	20,629
Copper (million pounds)	4.0	3.8
Amapari Gold (ounces)	-	13,726
Total Production
Gold (ounces)	77,215	54,938
Silver (ounces)	206,700	427,439
Copper (million pounds)	4.0	3.8
Gold sales (ounces)	80,020	55,397
Total cash cost(1) ($ per ounce)	$472	$513

Note: As announced on April 13, 2010, the company has sold the Amapari asset.

Key Financial Information

At March 31, 2010, New Gold had a cash balance of $343.7 million, an increase of $72.2 million when compared to the year-end 2009 balance. The net increase in the cash balance during the first quarter of 2010 is summarized below:

Cash Balance (US$m)
December 31, 2009 (including restricted cash)	$271.5
Cash flow from operations	20.0
January sale of asset backed notes	48.1
Net cash consideration as part of El Morro transaction	46.3
Mesquite Term Loan Facility prepayment	(27.2)
Capital expenditures	(19.0)
Other	4.0
March 31, 2010	$343.7

During the quarter, the company’s cash flow was in excess of the New Afton development costs and sustaining capital expenditures at New Gold’s operations. Subsequent to the quarter end, the company received an additional $37 million in cash proceeds after the closing of the sale of the Amapari Mine. The consolidated debt position of the company is $217.7 million which includes: $174.5 million of 10% senior secured notes (C$187 million), $39.5 million of 5% convertible debentures (face value of C$55 million) and $3.7 million in El Morro funding loans. The senior secured notes are due in 2017 and the convertible debentures are due in 2014 and have a C$9.35 conversion price.

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2010 Outlook

During the first quarter of 2010 New Gold continued to make significant progress both from an operational and financial perspective. With the Mesquite and Peak Mines performing well and Cerro San Pedro now back to full operations, the company’s producing assets are well positioned to meet the 2010 guidance. Through various corporate development initiatives including the new El Morro partnership and sale of Amapari, New Gold has streamlined its portfolio of assets, while simultaneously strengthening the balance sheet and increasing the company’s financial flexibility. From this position, the company looks forward to the continued development of its exciting New Afton project, which has the potential to significantly enhance the cash flow generation of the company, as well as the pursuit of other value enhancing opportunities.

Conference Call-in and Webcast

New Gold will discuss full first quarter earnings results as part of the company’s Annual General Meeting of Shareholders (“AGM”) on May 6, 2010 at 4:00pm Eastern Time. New Gold will hold a conference call and webcast of its AGM. Anyone may join the call by dialling toll free 1-866-696-5910 or 1-416-340-2217 to access the call from outside Canada or the U.S. - Passcode 1174247. You can listen to a recorded playback of the call after the event by dialling 1-800-408-3053 or 1-416-695-5800 for calls outside Canada and the U.S. - Passcode 7164763.

A live and archived webcast will also be available at www.newgold.com.

About New Gold

New Gold is an intermediate gold mining company with the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and the Peak Gold Mines in Australia. The company is expected to produce between 330,000 and 360,000 ounces of gold in 2010, growing to over 400,000 ounces in 2012. In addition, New Gold has a strong portfolio of development and exploration assets in North and South America. For further information on the company, please visit www.newgold.com.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form filed on March 26, 2010 and Management’s Discussion and Analysis for the year ended December 31, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

(1) TOTAL CASH COST
“Total cash cost” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. Total cash cost presented do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.  A reconciliation will be provided in the MD&A accompanying the quarterly financial statements.

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New Gold Inc.
Consolidated statements of operations
Three month periods ended March 31
(Expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

	2010	2009
	$	$

Revenues	101,620	44,325
Operating expenses	(52,256	(23,773)
Depreciation and depletion	(12,741	(8,479)
Earnings from mine operations	36,623	12,073

Corporate administration	(7,989	(4,860)
Exploration	(1,794	(1,067)

Income from operations	26,840	6,146
Other income (expense)
Realized and unrealized gain on investments	3,944	-
Unrealized gain on prepayment option	1,907	-
Interest and other income	616	246
Gain on redemption of long-term debt	-	14,236
Interest and finance fees	(232	(84)
Other expense	(2,082	-
Loss on foreign exchange	(4,813	(1,984)

Earnings before taxes	26,180	18,560
Income and mining taxes	(8,992	(6,491)

Net earnings from continuing operations	17,188	12,069
Earnings from discontinued operations,	305	10
Net earnings	17,493	12,079

Earnings per share from continuing operations
Basic	0.04	0.06
Diluted	0.04	0.06

Earnings per share from discontinued operations
Basic	0.00	0.00
Diluted	0.00	0.00

Earnings per share
Basic	0.04	0.06
Diluted	0.04	0.06

Weighted average number of shares outstanding
(in thousands)
Basic	388,956	212,848
Diluted	398,190	212,930

(i) Stock option expense (a non-cash item included in corporate
administration)	2,302	1,332

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New Gold Inc.
Consolidated balance sheets
(Expressed in thousands of U.S. dollars)
(Unaudited)

	March 31,	December 31,
	2010	2009
	$	$
Assets
Current assets
Cash and cash equivalents	343,715	262,325
Restricted cash	-	9,201
Accounts receivable	15,644	10,345
Inventories	88,743	86,299
Future income and mining taxes	6,934	8,848
Current portion of mark-to-market gain on fuel contracts	726	706
Prepaid expenses and other	6,539	6,933
Current assets of operations held for sale	10,585	10,298
Total current assets	472,886	394,955

Investments	2,149	45,890
Mining interests	2,012,749	2,000,438
Future income tax asset	2,028	2,250
Reclamation deposits and other	19,739	17,646
Assets of operations held for sale	27,009	27,080
Total assets	2,536,560	2,488,259

Liabilities
Current liabilities
Accounts payable and accrued liabilities	40,610	36,033
Current portion of long-term debt	-	12,088
Current portion of mark-to-market loss on gold contracts	20,288	19,206
Income and mining taxes payable	15,067	15,677
Current liabilities of operations held for sale	8,943	10,414
Total current liabilities	84,908	93,418

Reclamation and closure cost obligations	21,040	19,889
Mark-to-market loss on gold contracts	76,782	76,780
Future income and mining taxes	314,606	316,426
Long-term debt	217,704	225,456
Deferred benefit	46,276	-
Employee benefits and other	5,618	5,355
Liabilities of operations held for sale	19,272	19,890
Total liabilities	786,206	757,214

Shareholders' equity
Common shares	1,812,625	1,810,865
Contributed surplus	84,291	82,984
Share purchase warrants	150,656	150,656
Equity component of convertible debentures	21,604	21,604
Accumulated other comprehensive loss	(30,456)	(29,205)
Deficit	(288,366)	(305,859)
	(318,822)	(335,064)
Total shareholders' equity	1,750,354	1,731,045
Total liabilities and shareholders' equity	2,536,560	2,488,259

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New Gold Inc.
Consolidated statements of cash flows
Three month periods ended March 31
(Expressed in thousands of U.S. dollars)
(Unaudited)
	2010	2009
Operating activities	$	$
Net earnings	17,493	12,079
Earnings from discontinued operations	(305)	(10)
Items not involving cash
Unrealized gain on gold contracts	(2,076)	-
Unrealized gain on fuel contracts	65	-
Unrealized foreign exchange loss	4,812	2,719
Unrealized and realized gain on of investments	(3,944)	-
Loss on disposal of assets	398	-
Depreciation and depletion	12,522	8,480
Stock option expense	2,302	1,332
Gain on embedded derivative contract	(1,907)	-
Remediation costs incurred	(16)	-
Future income and mining taxes	(1,067)	2,787
Gain on redemption of long-term debt	-	(14,236)
Other		327
Change in non-cash working capital	(8,331)	(16,209)
Cash provided by (used in) continuing operations	19,946	(2,731)
Cash provided by (used in) discontinued operations	(1,696)	10,452

Investing activities
Mining interests	(18,968)	(26,408)
Reclamation deposits	(41)	-
Receipt of accrued interest on investments	-	4,716
Reduction of restricted cash	9,201	-
Proceeds from disposal of assets	29	-
Cash received in El Morro transaction, net of transaction costs	46,276	-
Investment in El Morro	(463,000)	-
Proceeds from settlement of investments	48,112	-
Cash provided by (used in) continuing operations	(378,391)	(21,692)
Cash used in discontinued operations	(219)	(721)

Financing activities
Common shares issued	-	46
Exercise of options to purchase common stock	765	-
El Morro loan	463,000	-
Repayment of long-term debt	(27,235)	(25,575)
Cash provided by (used in) continuing operations	436,530	(25,529)
Cash provided by (used in) discontinued operations	-	(7,000)
Effect of exchange rate changes on cash and cash equivalents	5,295	(1,837)

Increase (decrease) in cash and cash equivalents	81,465	(49,058)
Cash and cash equivalents, beginning of period	263,151	185,668
Cash and cash equivalents, end of period	344,616	136,610

Comprised of
Cash and cash equivalents of continuing operations	343,715	130,224
Cash and cash equivalents of discontinued operations	901	6,386
	344,616	136,610
Cash and cash equivalents are comprised of
Cash	113,202	39,640
Short-term money market instruments	231,414	96,970
	344,616	136,610

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For further information please contact:

Hannes Portmann
Vice President, Corporate Development and Investor Relations
New Gold Inc.
Direct: +1 (416) 324-6014
Email: info@newgold.com
Website: www.newgold.com

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